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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                                 eMachines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Common Stock ($.0000125 par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    29076P102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which the Schedule is filed:

        [ ] Rule 13d-1(b)

        [ ] Rule 13d-1(c)

        [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                                Page 1 of 8 pages

CUSIP NO. 29076P102
          ---------------------------------------------------------------------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Bill Gross' idealab! (95-4569774)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    12,265,514 SHARES
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     751,236 SHARES
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   12,265,514  SHARES
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               751,236 SHARES
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,016,750 SHARES
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                         [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
          ---------------------------------------------------------------------


                                PAGE 2 OF 8 PAGES

CUSIP NO. 29076P102
          ---------------------------------------------------------------------
  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Bill Gross
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 9 (SEE INSTRUCTIONS)
                                                                      (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    12,265,514 SHARES
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     751,236 SHARES
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   12,265,514 SHARES
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               751,236 SHARES
                       --------------------------------------------------------

  (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,016,750 SHARES
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                         [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------



                                PAGE 3 OF 8 PAGES

ITEM 1.

        (a)     Name of Issuer: eMachines.com, Inc.

        (b) Address of Issuer's Principal Executive Offices: 14350 Myford Road, Suite 100, Irvine, CA 92606


ITEM 2.

        (a) Name of Person Filing: This statement is being filed jointly by Bill Gross' idealab!, a California corporation ("BGIL") and Bill Gross, an individual (Mr. Gross and BGIL are referred to collectively as the "Reporting Persons").

        (b)     Address of Principal Business Offices or, if none, Residence:
                The principal business offices of each of the Reporting Persons is 130 W. Union St., Pasadena, CA 91103.

        (c) Citizenship: BGIL is a California corporation and Mr. Gross is a citizen of the United States of America.

        (d) Title of Class of Securities: Common Stock ($.0000125 par value) ("Common Stock")

        (e)     CUSIP Number: 29076P102


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]     Broker or dealer registered under section 15 of the
                        Act (15 U.S.C. 70o)

        (b)     [ ]     Bank as defined in section 3(a)(6) of the
                        Act (15 U.S.C. 78c)

        (c)     [ ]     Insurance company as defined in section 3(a)(19) of
                        the Act (15 U.S.C. 78c)

        (d)     [ ]     Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

        (e)     [ ]     An investment adviser in accordance with
                        Section 240.13d-1(b)(1)(ii)(E)

        (f)     [ ]     An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F)

        (g)     [ ]     A parent holding company or control person in
                        accordance with Section 240.13d-1(b)(1)(ii)(G)

        (h)     [ ]     A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i)     [ ]     A church plan that is excluded from the fefinition of
                        an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j)     [ ]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)


                                PAGE 4 OF 8 PAGES

ITEM 4. OWNERSHIP


        As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:


        (a)     Amount Beneficially Owned: 13,016,750*.

        (b)     Percent of Class: 8.9%.

        (c)     Number of shares as to which such person has:


                (i)     Sole power to vote or to direct the vote: 12,265,514.

                (ii)    Shared power to vote or to direct the vote: 751,236.

                (iii)   Sole power to dispose or to direct the
                        disposition of: 12,265,514.

                (iv) Shared power to dispose or to direct the disposition of: 751,236.

* idealab! Holdings, L.L.C., a Delaware limited liability company ("Holdings"), is the record owner of 12,265,514 shares of Common Stock. Holdings is a wholly-owned subsidiary of BGIL and is controlled by BGIL. Mr. Gross is the Chairman of the Board of Directors and CEO of BGIL and the Managing Member of Holdings and exercises voting and investment power over shares held beneficially by those entities. idealab! Capital Partners I-A, L.P., a Delaware limited partnership ("ICP I-A"), is the record owner of 193,933 shares of Common Stock and idealab! Capital Partners I-B, L.P., a Delaware limited partnership ("ICP I-B), is the record owner of 557,303 shares of Common Stock. idealab! Capital Management I, L.L.C., a Delaware limited liability company ("ICM"), may be deemed the beneficial owner of shares of Common Stock held by ICP I-A and ICP I-B in its capacity as the general partner of ICP I-A and ICP I-B. Mr. Gross is a Managing Member of ICM and shares the voting and investment power over shares held beneficially by ICM. Each of the reporting persons disclaim beneficial ownership of such shares of Common Stock of eMachines to the extent it exceeds its pecuniary interest.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.


ITEM 10. CERTIFICATION

        By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                PAGE 5 OF 8 PAGES

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.



Date: February 13, 2001             BILL GROSS' IDEALAB!



                                    By  /s/ Bill Gross
                                        ---------------------------------------
                                        Name:  Bill Gross
                                        Title: Chairman of the Board and CEO


Date: February 13, 2001             By  /s/ Bill Gross
                                        ---------------------------------------
                                        Name: Bill Gross



                                PAGE 6 OF 8 PAGES

                                  EXHIBIT INDEX


                                                                                            Page No.
                                                                                            --------
A.      Joint Filing Agreement, dated February 13, 2001 by and between Bill
        Gross' idealab! and Bill Gross..................................................        8





                                PAGE 7 OF 8 PAGES

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


        The undersigned hereby agree that the statement on Schedule 13G dated February 13, 2001 with respect to the Common Stock of eMachines, Inc. is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

        This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.


Date:  February 13, 2001            BILL GROSS' IDEALAB!



                                    By  /s/ Bill Gross
                                        ---------------------------------------
                                        Name:  Bill Gross
                                        Title: Chairman of the Board and CEO



Date:  February 13, 2001            By  /s/ Bill Gross
                                        ---------------------------------------
                                        Name: Bill Gross





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